SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. __)*

NAME OF ISSUER:  SmartServ Online, Inc.

TITLE OF CLASS OF SECURITIES:  Common Stock

CUSIP NUMBER:  83169M 40 1

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

      Kevin B. Kimberlin
      c/o Spencer Trask & Co.
      535 Madison Avenue, 18th Floor
      New York, New York  10022
      Tel:  (212) 355-5565
      Fax:  212-751-3483

DATES OF EVENTS WHICH REQUIRE FILING: June 13, 2003, September 16, 2003, September 19, 2003, November 11, 2003, February 13, 2004, February 27, 2004, July 27, 2004

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO.:  83169M 40 1

1.    NAME OF REPORTING PERSON: Kevin B. Kimberlin

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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) (b) x

3.    SEC USE ONLY

4.    SOURCE OF FUNDS: AF

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

      Yes       No X

6.    CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES

7.    SOLE VOTING POWER: 3,192,959 shares

8.    SHARED VOTING POWER: 0 shares

9.    SOLE DISPOSITIVE POWER: 3,192,959 shares

10.   SHARED DISPOSITIVE POWER: 0 shares

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,192,959 shares

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
      Yes       No x

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 54.02%

14.   TYPE OF REPORTING PERSON: IN

The number of shares and price per share amounts set forth in this form have been calculated to take into account the effects of the 1 for 6 reverse stock split effected on or about November 25, 2003 by the Issuer.

      Item 1.   Security and Issuer

           This statement relates to the common stock, $0.01 par value per share ("Common Stock") issued by SmartServ Online, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 2250 Butler Pike, Suite 150, Plymouth Meeting, Pennsylvania 19462.

      Item 2.   Identity and Background

           (a)  This statement is filed by Kevin B. Kimberlin.

           (b) The business address of Mr. Kimberlin is c/o Spencer Trask & Co., 535 Madison Avenue, New York, New York 10022.

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           (c)  Mr. Kimberlin's present principal occupations are Chairman of
Spencer Trask & Co. and private investor.

           (d) Mr. Kimberlin has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e) Mr. Kimberlin has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f)  Mr. Kimberlin is an individual of United States citizenship.

      Item 3.   Source and Amount of Funds or Other Consideration

           As of the date of this statement, Mr. Kimberlin may be deemed to be the beneficial owner, for purposes of Section 13(d) of the Act, of 3,192,959 shares of Common Stock. As set forth in detail below, shares of Common Stock and securities convertible into Common Stock are directly held by Spencer Trask Private Equity Fund I LP ("Fund I"), Spencer Trask Private Equity Fund II LP ("Fund II"), Spencer Trask Private Equity Fund III LLC ("Fund III" and, collectively with Fund I and Fund II, the "Funds"), Spencer Trask Illumination Fund LLC ("Illumination Fund"), Spencer Trask Investment Partners LLC ("STIP") and Spencer Trask Ventures, Inc. ("STVI").

           Mr. Kimberlin is a 100% owner of the entity that is a 100% owner of the manager of each of the Funds and the Illumination Fund. Each of the Funds and the Illumination Fund is principally engaged in the business of investing in securities. The source of funds for the purchase of securities by the Funds and the Illumination Fund are the respective assets of each of the Funds and the Illumination Fund.

           Mr. Kimberlin is a non-member manager of STIP, a Delaware limited liability company principally engaged in the business of investing in securities. The source of funds for the purchase of securities by STIP is the working capital of STIP.

           Mr. Kimberlin is the 100% stockholder of Spencer Trask & Co., which is the parent and 100% owner of STVI, a Delaware corporation whose principal business is that of a broker-dealer. As described below, the securities acquired by STVI were acquired as compensation for certain investment advisory and consulting services provided to the Company by STVI.

           On May 19, 2003, the Company issued units consisting of convertible notes and warrants to purchase Common Stock (the "May Units") to certain accredited investors. Each Unit consisted of a $100,000 convertible note and a warrant to purchase 33,333 shares of Common Stock. The convertible notes bore interest at 8% per annum, were convertible into Common Stock at $4.464 per share and were to mature on the earlier of November 19, 2003 or the closing of an equity placement of at least $3 million (the "May Notes"). The warrants are exercisable at $4.464 per share and expire on May 19, 2006. (The conversion price of the May Notes and number of shares of Common Stock purchasable pursuant to the warrants were subsequently adjusted, as described below.) Among other accredited investors, each of the Funds purchased 0.2 May Units for $20,000

(totaling 0.6 May Units for $60,000), and STIP purchased 0.88 May Units for $88,000.

           On June 13, 2003, the Company issued 11.42 units in consideration of $1,142,000 (the "June Units"), each consisting of a $100,000 convertible note and a warrant to purchase 33,333 shares of Common Stock. The convertible notes bore interest at 8% per annum, were convertible into Common Stock at $4.764 per share and were to mature on the earlier of December 13, 2003, or the closing of an equity placement of at least $3 million (the "June Notes"). The warrants are exercisable at $4.764 per share and expire on June 13, 2006. (The conversion price of the June Notes and number of shares of Common Stock purchasable pursuant to the warrants were subsequently adjusted, as described below.) In the June transaction, each of the Funds purchased 0.2 June Units for $20,000 (totaling 0.6 June Units for $60,000) and STIP purchased 1.62 June Units for $162,000.

           Among others, STVI acted as a finder and provided consulting services for the May and June financings pursuant to a consulting agreement entered into by STVI and the Company in May 2003 (the "Consulting Agreement"). As partial consideration therefor, in May and June 2003, STVI received warrants to purchase 36,899 shares of Common Stock, exercisable through May 19, 2008; warrants to purchase 109,612 shares of Common Stock, exercisable through June 13, 2008; and 155,555 shares of unregistered Common Stock.

           On September 16 and 19, 2003, the Company issued an aggregate of 12 units (the "September Units") comprised of a $50,000 convertible note (the "September Note") and a warrant to purchase 2,778 shares of Common Stock. The September Units were sold to accredited investors for an aggregate of $600,000. Holders of the September Notes had the right to convert the Notes into shares of Common Stock at a price equal to $1.896 per share for the Notes issued on September 16, 2003 and $1.92 per share for the Notes issued on September 19, 2003. The maturity date of the September Notes was the earlier of November 19, 2003 or the completion of an equity placement of at least $3 million. Holders of the warrants have the right to exercise the warrants into shares of Common Stock at a price equal to $1.50 per share. All of the September Notes and the warrants have full ratchet anti-dilution protection.

           For its role as a finder for the September financing, STVI received finders' compensation that included warrants to purchase 102,988 shares of Common Stock, 39,030 of which are exercisable at $1.90 per share and expire on September 16, 2008; 24,667 of which are exercisable at $1.50 per share and expire on September 16, 2008; 23,958 of which are exercisable at $1.90 per share and expire on September 19, 2008; and 15,333 of which are exercisable at $1.50 per share and expire on September 19, 2008; and (iii) 2,778 shares of unregistered Common Stock per September Unit sold, totaling 33,334 shares.

           The September financing required the consent of 51% or more of the holders of the May Notes and June Notes. As an inducement to obtain their consent, such holders of May Notes and June Notes were to receive (i) a change in the conversion price of their Notes equal to the lowest conversion price of the notes issued in the September financing ($1.90 per share) and (ii) an increase in the number of shares purchasable pursuant to the warrants issued to them in the May and June financings to reflect a full ratchet dilution adjustment with a decrease in the exercise price of the warrants to the exercise price of the warrants issued in the September financing ($1.50). Because each of the Funds, STIP and STVI consented to the September financing, their relevant holdings of the May Units and June Units were adjusted as described in the preceding sentence, which adjustment became effective on November 25, 2003, coincident with the effective date of a one-for-six reverse stock split.

           On November 11, 2003, for aggregate consideration of $900,000, the Company issued 18 units, each consisting of a $50,000 convertible note (a "November Note") and a warrant to purchase 16,667 shares of Common Stock (collectively, the "November Units"). As a finder for the November transaction, STVI received compensation that included warrants to purchase 136,000 shares of Common Stock, which expire on November 11, 2008, and have full ratchet and anti-dilution protection, 80,000 of which are exercisable at $1.90 per share and 56,000 of which are exercisable at $1.50 per share; and its portion of 2,778 shares of unregistered Common Stock per November Unit sold, totaling 46,668 shares.

           In November 2003, the Company, as an inducement to extend the maturity date of the May Notes, June Notes, September Notes and November Notes to February 19, 2004, offered such Note holders a warrant to purchase additional shares of Common Stock in an amount equal to 25% of the number of shares into which the Notes are convertible. The Funds agreed to extend the maturity date of their holdings of May Notes and June Notes in this manner and, accordingly, received an additional 15,823 warrants, exercisable at $1.50 per share and expiring on November 19, 2006. STIP did not agree to extend the maturity date of its holding of May Notes and June Notes in this manner and, accordingly, the Notes it held went into default in November 2003 and December 2003, respectively. STIP subsequently verbally agreed to waive the default and have its May Notes and June Notes extended and converted into February Units (as defined below).

           On February 13, 2004, the Company completed a closing of approximately $4 million in gross proceeds in a private offering of investment units (the "February Units") for a purchase price of $15.00 per Unit (the "February Closing") for which STVI acted as placement agent. Each February Unit consisted of one share of Series A Convertible Preferred Stock ("Series A"), which is convertible into ten shares of Common Stock, and warrants to purchase ten shares of Common Stock (the "February Warrants"). Each share of the Series A is convertible into Common Stock at $1.50 per share and mandatorily convertible on February 13, 2007. The February Warrants are exercisable at $2.82 per share and expire on February 13, 2007. Each of the Funds and the Illumination Fund purchased February Units, as follows: Fund I purchased 7,000 shares of Series A Stock and 70,000 February Warrants; Fund II purchased 3,667 shares of Series A and 36,667 February Warrants; Fund III purchased 4,667 shares of Series A and 46,667 February Warrants; and the Illumination Fund purchased 4,667 shares of Series A and 46,667 February Warrants.

           Under its Placement Agency Agreement with the Company, dated January 29, 2004 (the "Placement Agency Agreement"), as partial compensation for its services for the February Closing, STVI received warrants to purchase 539,000 shares of Common Stock, exercisable at $1.50 per share, and expiring on February 13, 2009, and warrants to purchase 539,000 shares of Common Stock, exercisable at $2.82 per share and expiring on February 13, 2009.

           In addition to those Units sold in the February Closing, February Units were also issued to holders of the May Notes, June Notes, September Notes and November Notes, totaling $3 million plus accrued interest, in a conversion of such Notes into February Units. The May Notes and June Notes held by each of the Funds, inclusive of accrued interest, were automatically converted into February Units, resulting in the acquisition by each of the Funds of 2,819 shares of Series A and 28,192 February Warrants (totaling 8,457 shares of Series A and 84,576 February Warrants). In addition, pursuant to STIP's verbal agreement, the May Notes and June Notes held by STIP were converted, resulting in the acquisition by STIP of 17,607 shares of Series A and 176,067 February Warrants.

           On February 27, 2004, the Company completed a second closing of the February Units in the amount of approximately $6 million. As partial compensation for its services under the Placement Agency Agreement in connection with the second closing of the February Units, STVI received warrants to purchase 794,333 shares of Common Stock, exercisable at $1.50 per share and expiring on February 27, 2009, and warrants to purchase 794,333 shares of Common Stock, exercisable at $2.82 per share and expiring on February 27, 2009.

           On March 22, 2004, the Company completed its third and final closing of the February Units in the amount of approximately $25,000. As partial compensation for its services under the Placement Agency Agreement in connection with this closing, STVI received warrants to purchase 3,333 shares of Common Stock, exercisable at $1.50 per share and expiring on March 22, 2009, and warrants to purchase 3,333 shares of Common Stock, exercisable at $2.82 per share and expiring on March 22, 2009.

           In May 2004, STVI asked the Company to transfer 1,831,758 of its warrants for the Company Common Stock to various of its brokers and employees as compensation and to an employee equity plan for the benefit of its employees. STVI also asked the Company to transfer 1,590,722 warrants to Spencer Trask & Co. STVI was not notified whether such transfer had taken place until July 27, 2004, when the Company's Amendment No. 1 to Form SB-2, filed that date, reflected the effect of these transfers on Mr. Kimberlin's holdings.

Item 4.    Purpose of Transaction

           All of the shares of Common Stock and securities convertible into Common Stock reported herein were acquired primarily for investment purposes. In addition, Mr. Kimberlin acquired a portion of the warrants with the intention to distribute them as compensation to brokers and employees of STVI and Spencer Trask & Co.

           Mr. Kimberlin retains the right, on behalf of each of the Funds, the Illumination Fund, STIP and STVI, to change his investment intent from time to time to acquire additional shares of Common Stock, acquire other securities of the Company or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Company, if any, beneficially owned by him in any manner permitted by law.

           Mr. Kimberlin does not presently have any plans or proposals that relate to or would result in any of the following:

           (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

           (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

           (d) Any change in the present Board of Directors or management of the Company;

           (e) Any material change in the present capitalization or dividend policy of the Company;

           (f) Any other material change in the Company's business or corporate structure;

           (g) Changes in the Company's charter, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

           (h) A class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

           (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

           (j) Any action similar to any of those enumerated above.

As part of the ongoing evaluation of these investments and investment alternatives, however, Mr. Kimberlin may consider the foregoing matters and, subject to applicable law, may formulate a plan with respect to such matters and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Company, other stockholders of the Company or other third parties regarding such matters.

      Item 5.   Interest in Securities of the Issuer

           (a) The aggregate percentage of shares of Common Stock reported beneficially owned by Mr. Kimberlin is based upon 2,953,618 shares outstanding, which is the total number of shares of Common Stock outstanding as of June 30, 2004, as represented by the Company in its Amendment No. 1 to Form SB-2, filed July 27, 2004. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, based on voting and investment power with respect to shares. Shares of Common Stock subject to options, notes, warrants or Series A currently exercisable or convertible, or exercisable or convertible within 60 days after June 30, 2004, are deemed outstanding for computing the percentage ownership of Mr. Kimberlin, but are not deemed outstanding for computing the percentage ownership of any other person.

           As of the date of this statement, Mr. Kimberlin may be deemed to be the beneficial owner, for purposes of Section 13(d) of the Act, of 3,192,959 shares of Common Stock, representing 54.02% of the class, based on the 2,953,618 shares of Common Stock outstanding as of June 30, 2004. Specifically, Mr. Kimberlin can be deemed to be the beneficial owner of 235,556 shares of Common

Stock and, upon the exercise of warrants and the conversion of the Series A, 2,957,403 shares of Common Stock may be acquired by Mr. Kimberlin currently or within 60 days after June 30, 2004. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, based on voting and investment power with respect to shares. Shares of Common Stock subject to options, notes, warrants or Series A currently exercisable or convertible, or exercisable or convertible within 60 days after June 30, 2004, are deemed outstanding for computing the percentage ownership of Mr. Kimberlin, but are not deemed outstanding for computing the percentage ownership of any other person.

           (b) Mr. Kimberlin has the sole power to vote and dispose of all shares of Common Stock beneficially owned by him.

           (c) Other than as set forth in Item 3 above, in the 60 days prior to the date of this Schedule 13D, Mr. Kimberlin has not engaged in any transactions in shares of Common Stock.

           (d) No person other than each respective owner of shares of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.

           (e) Not applicable.

      Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

           The information set forth in Items 3, 4 and 5 of this statement is hereby incorporated by reference herein. Except as set forth in this statement, Mr. Kimberlin does not have any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint venture, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies.

     Item 7.    Material to be Filed as Exhibits

99.1  Consulting Agreement

99.2  Placement Agency Agreement

                   Signature


           After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

August 6, 2004

                         /s/ Kevin B. Kimberlin
                         -------------------------
                         Kevin B. Kimberlin


                   EXHIBIT INDEX

99.1  Consulting Agreement

99.2  Placement Agency Agreement